TSX-V:GNG
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Golden Goliath Samples 78.1 gm/tonne Gold & 204 gm/tonne Silver

Press Release

Source: Golden Goliath Resources Ltd.

On 2:29 pm EST, Monday November 30, 2009

VANCOUVER, BRITISH COLUMBIA--(Marketwire - Nov. 30, 2009)

Golden Goliath Resources Ltd. (TSX VENTURE:GNG; PINK SHEETS:GGTH-F)

The Company continued exploration efforts include additional sampling and prospecting in and around the Los Hilos ridge. This area is in the eastern portion of the Las Bolas property, about 1,100 metres from the entrance to the Las Bolas tunnel, and has been traced over a length of 1,400 metres with a width between 200 to 400 metres. Disseminated gold and silver mineralization has been found in a zone subparallel to the Los Hilos ridge called Filo De Oro. This large north northwesterly trending structure intersects the three main Las Bolas trends resulting in dilation and higher gold precipitation. The fact that Golden Goliath is finding high-grade mineralization surrounded by lower grade material supports this concept and enhances the overall potential of the Las Bolas property. The Company is currently focused on detailed geological and structural mapping in order to better understand the controls on mineralization and assist in the selection of future drill sites.

The Company is pleased to announce that higher grade gold and silver assays have been received from the Los Hilos ridge area of the Las bolas property. Several old workings have been identified within the Los Hilos ridge and they occur over a vertical interval of 105 metres. The Filo de Oro is a disseminated gold and silver target zone running along the crest of the ridge. The new samples come from an old exploration pit on the west side of the ridge, about 150 metres west of the Filo de Oro trend (see section below). The high gold grade mineralization is hosted in structures trending 70 degrees azimuth cross cut by structures with 330 degrees azimuth. These high grade structures are surrounded by a low grade bulk-tonnage target at Filo de Oro.

The contiguous samples were taken two metres apart across a fracture system structure within an intensely silicified rhyodacite breccia. The results are shown in the table below.

Sample	Gold gram/tonne	Silver gram/tonne	Width (metre)	Average Width(m)	Average Gold gram/tonne	Aveage Silver gram/tonne

808007	4.21	122	0.55
808008	6.74	136	0.95	1.5	5.81	130.9
808009	78.1	204	0.5
808010	0.43	30	1.1	1.6	24.70	84.4

At the south end of the Los Hilos Ridge there is a small internal claim (400 metres by 700 metres), completely surrounded by Golden Goliath claims, that the Company could not acquire due to title issues. This claim went into the Mexican "lottery system" and the winner was Penoles' sister company, Fresnillo, which has an exciting new discovery located only a few kilometers from Las Bolas called Orisyvo, a 2.8 million ounces gold resource according to Fresnillo Mining's website

(http://www.mineweb.net/mineweb/view/mineweb/en/page67?oid=82938&sn=Detail).

In spite of the fact that the internal claim is much too small to develop on its own, the Golden Goliath field crew has seen a helicopter setting out sampling crews on this small piece of ground. The Company's own sampling done in this area prior to the lottery showed that there are gold bearing structures that run through it and onto Golden Goliath ground on both sides. The Company plans to extend the Los Hilos Ridge and Filo De Oro sampling to the south to cover this area.

The Company is very pleased with the continuing results and is integrating this new gold/silver zone with detailed surface and underground mapping to further test the Los Hilos ridge and the Filo de Oro target in the next phase of drilling.

About Golden Goliath

Golden Goliath Resources Ltd. is a junior exploration company listed on the TSX Venture Exchange (symbol GNG). The Qualified Person who has reviewed this release is J. Paul Sorbara M.Sc., P.Geo. The Company is focused on exploring and developing the gold and silver potential of an historic mining camp located in the world famous Sierra Madre Occidental Mountains of northwestern Mexico. Golden Goliath's Uruachic claims are owned 100% by the Company and are fully paid for with no property option or purchase payments to make.

Note: To view the maps associated with this release, please click the following link: http://media3.marketwire.com/docs/1130gng.pdf

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Contact:

J. Paul Sorbara, M.Sc., P.Geo

Golden Goliath Resources Ltd.

President & CEO

+1(604)-682-2950

+1(604)-685-3764 (FAX)

jps@goldengoliath.com

www.goldengoliath.com